Exhibit 99.7

201 5 LETTER TO SHAREHOLDERS Our Our and People: Strength Our Future

A Message from the Chairman 2015 was a year of transition for Celestica as Rob Mionis assumed his role as the company’s new President and Chief Executive Officer in August, following the retirement of Craig Muhlhauser. In launching our search for a new leader, the Board focused on seeking a CEO with a proven track record of driving profitable growth as well as specific experience in Celestica’s diversified markets, as we believe that these industries represent the greatest growth opportunity in the EMS sector. Rob brings to Celestica over 25 years of senior leadership experience across a variety of industries, including the aerospace, industrial and semiconductor markets. Most recently, Rob spent over six years as the CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. The Board is confident that Rob has the right combination of proven experience and strong leadership skills to lead Celestica through its next phase of profitable growth. We are extremely proud that this was one of the strongest years ever for Celestica in the area of customer and industry recognition. The company received a number of supplier excellence awards from some of its leading customers, including Juniper, Cisco and Diebold. As well, for the second year in a row, Celestica was named one of the Global 100 Most Sustainable Companies in the World, as determined by Corporate Knights. The Global 100 recognizes companies for their performance in a number of areas, including energy and water consumption, greenhouse gas emissions, waste production and board diversity. These customer and industry awards reflect the dedication of Celestica’s employees around the world and are a testament to the company’s thought leadership in the areas of supply chain innovation, operational excellence and sustainability. I would like to thank all of our shareholders for their continued trust and support. The Board of Directors, along with the Celestica team around the world, are fully committed to continuing to transform the company in order to drive profitable growth in 2016 and beyond. Sincerely, Bill Etherington Chairman of the Board Dear Shareholder SINCE ASSUMING THE ROLE OF PRESIDENT AND CEO LAST YEAR, I HAVE HAD THE PLEASURE OF SPEAKING DIRECTLY TO A NUMBER OF OUR CUSTOMERS. THEY TELL ME THEY TRUST CELESTICA BECAUSE OF OUR EXPERTISE IN HIGH-COMPLEXITY SOLUTIONS, OUR FOCUS ON INNOVATION, AND OUR EXCEPTIONAL CUSTOMER ENGAGEMENT MODEL. They also tell me that it is the talent and commitment of Celestica’s people and our determination to ensure our customers’ success that truly sets us apart. This is something I experienced firsthand. Not long ago, I was also a customer of Celestica, and the distinct passion and commitment I experienced in dealing with Celestica is one of the many reasons why I wanted to become part of this company. With the strength and caliber of the Celestica team, our commitment to operational excellence, and our enviable customer relationships, we have a strong foundation in place to accelerate our path to profitable growth. That is why I am looking forward to leading Celestica during the next phase of the company’s evolution as we focus on growing and advancing our business.

201 5 HIGHLIGHTS 2015 marked another year of investment and transformation for the company, allowing us to deliver value to our shareholders. We executed with financial and operational discipline in a dynamic end market as we generated $5.6 billion in revenue, $195 million* in adjusted EBIAT, adjusted operating margin* of 3.5%, free cash flow* of $113 million and return on invested capital* of 19.8%. We also made a number of investments across the business that are expected to deliver additional revenue in the long term. For example, we announced the expansion of our relationship with Honeywell, one of our largest aerospace customers. As part of an ‘operate in place’ agreement, Celestica is now managing the final assembly and test, and repair and overhaul operations for a number of Honeywell’s product lines at their facility in Mississauga, Ontario. This agreement helps to reinforce our leadership position in aerospace and defense and gives us a broad set of capabilities to support our customers in this market. We increased our investments in our Smart Energy business, which included the transition and expansion of our solar offering from North America to Asia. This was another step toward developing a broader suite of smart energy solutions globally for our customers in the renewable energy markets, including power generation, power conversion, power storage and power monitoring and control services. Another key area of investment was in our Joint Design and Manufacturing (JDM) offering, an area that we believe has become a differentiator for Celestica. JDM encompasses advanced technology design solutions that customers can tailor to their specific platform applications, channel partners or market segments. Over the last five years, we have shipped over $1 billion dollars of JDM products to the marketplace and we expect this to be a growth area in the future. Along with our investments in the business, we delivered significant capital to our shareholders, spending $420 million to repurchase and cancel approximately 19% of our outstanding shares. Our balance sheet remains strong, and we intend to continue our disciplined approach to the deployment of capital – making the necessary investments to support our growth strategy, while continuing to return capital to our shareholders through share repurchases. areas of return on invested capital and free cash flow. The foundational elements of our business are solid. We have a strong and profitable Enterprise and Communications business, which includes our JDM offering. We have robust Aerospace and Defense and Smart Energy businesses, and our expertise in high-complexity products for high-reliability applications aligns very well with our Industrial, Healthtech and Semiconductor businesses. We have the financial strength to continue investing in our business, both organically and through acquisitions. In short, we have a solid foundation, but we need to accelerate our rate of progress in revenue growth and operating margin expansion. Our priorities over the next 12–24 months are: • Evolving our customer and product portfolios in order to drive consistent growth with strong operating margins • Improving the operating performance of our Diversified Markets business • Increasing our investments in the front end of the business to accelerate growth • Continuing to generate strong annual free cash flow and return on invested capital We have a strong brand and platform to build on as we accelerate our drive to profitable growth, and I am excited about the opportunities ahead of us. I want to thank the 26,000 Celestica employees around the world for their continued passion and dedication to making our customers successful and I thank our customers and shareholders for their ongoing trust and support. Operational excellence continues to be a hallmark of the Celestica brand. In 2015, we were ranked as the number-one or number-two supplier on over 90% of our customers’ supplier performance scorecards. We are very proud to continue this track record of customer recognition, as demonstrated by a number of awards from our customers, including ‘EMS Partner of the Year’ from Cisco for the fourth time in the past six years, the ‘Platinum Award for Supplier Excellence’ from Diebold, and ‘Supplier of the Year’ from Juniper Networks. LO OKING FORWARD When I joined the company, my mandate from our Board of Directors was clear – focus on the acceleration of profitable growth, and deliver strong operational and financial performance, particularly in the Sincerely, Rob Mionis President & Chief Executive Officer 2015 LET TER T O SHAREHOLDERS 1 *Represents a non-IFRS measure. See financial highlights table. All figures in $US unless stated otherwise. “OPERATIONAL EXCELLENCE CONTINUES TO BE A HALLMARK OF THE CELESTICA BRAND. IN 2015, WE WERE RANKED AS THE NUMBER-ONE OR NUMBER-TWO SUPPLIER ON OVER 90% OF OUR CUSTOMERS’ SUPPLIER PERFORMANCE SCORECARDS.”

2015 A year of recognition. Each day, over 26,000 Celestica employees work together to deliver value and innovation to more than 100 customers around the world. Thanks to the industry-leading expertise and unwavering commitment of our employees around the globe, 2015 stands out as one of our strongest years ever, in terms of customer and industry recognition. Here are a few examples. PL ATINUM AWARD FOR SUPPLIER EXCELLENCE – T WO YEARS RUNNING This past year, we received the 2014 Platinum Award for Supplier Excellence from Diebold as a result of our employees who developed innovative solutions in support of their business objectives. This award recognizes Celestica for our continued commitment to achieving operational performance, quality and continuous improvement on a global basis. 2 CELES TIC A

BACK-TO-BACK EMS PARTNER OF THE YEAR In 2015, Celestica was awarded the Cisco EMS Partner of the Year award for the second consecutive year and the fourth time in the past six years. This award recognizes our outstanding operational performance in all areas measured within Cisco’s EMS Scorecard process, and our excellent support of Cisco’s Supply Chain Operations programs and initiatives. 100 MOST SUSTAINABLE CORPORATIONS IN THE WORLD For the second year in a row, Corporate Knights – an organization dedicated to encouraging responsible business practices – named Celestica among the top 100 most sustainable corporations in the world. This recognition is a testament to the commitment of our employees around the globe, who continuously challenge themselves to drive positive, sustainable change for our customers, suppliers, and the communities in which we operate. SUPPLIER OF THE YEAR AWARD We were also recognized by Juniper Networks with their 2014 Supplier of the Year Award for our ongoing commitment to operational excellence, efficiency and quality throughout our global network in support of their business objectives. This award builds on our trusted, long-term relationship with Juniper Networks. 2015 LET TER T O SHAREHOLDERS 3

# Financial Highlights*

| (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) | 2015 | 2014 | 2013 |
|---|---|---|---|
| **OPERATIONS** | | | |
| Revenue | $ 5,639.2 | $ 5,631.3 | $ 5,796.1 |
| IFRS gross margin % | 6.9% | 7.2% | 6.7% |
| Non-IFRS adjusted gross margin % (1)(2) | 7.2% | 7.4% | 6.9% |
| IFRS selling, general and administrative expenses (SG&A) % | 3.7% | 3.7% | 3.8% |
| Non-IFRS adjusted SG&A % (1)(2) | 3.3% | 3.5% | 3.5% |
| Non-IFRS operating earnings (adjusted EBIAT) (1)(3) | $ 194.8 | $ 199.5 | $ 173.3 |
| Non-IFRS operating margin (adjusted EBIAT %) (1)(3) | 3.5% | 3.5% | 3.0% |
| Effective tax rate % | 38.7% | 13.2% | 9.7% |
| IFRS net earnings | $ 66.9 | $ 108.2 | $ 118.0 |
| IFRS net earnings per share – diluted | $ 0.42 | $ 0.60 | $ 0.64 |
| Non-IFRS adjusted net earnings (1)(5)(10) | $ 145.0 | $ 179.5 | $ 154.5 |
| Non-IFRS adjusted net earnings per share – diluted (1)(4)(5)(10) | $ 0.92 | $ 1.00 | $ 0.83 |
| **BALANCE SHEET DATA** | | | |
| Cash | $ 545.3 | $ 565.0 | $ 544.3 |
| Borrowings under credit facilities | $ 262.5 | $ – | $ – |
| Total current assets | $ 2,124.0 | $ 2,104.2 | $ 2,120.5 |
| Total current liabilities | $ 1,133.4 | $ 1,054.3 | $ 1,109.2 |
| Working capital, net of cash (6) | $ 396.3 | $ 372.7 | $ 392.7 |
| Non-IFRS free cash flow (1)(7) | $ 113.2 | $ 177.4 | $ 98.1 |
| Equity | $ 1,091.0 | $ 1,394.9 | $ 1,402.0 |
| **KEY RATIOS** | | | |
| Non-IFRS days sales outstanding (1)(8) | 43 | 44 | 42 |
| Non-IFRS inventory turns (1)(8) | 7x | 7x | 7x |
| Non-IFRS cash cycle days (1)(8) | 44 | 45 | 40 |
| Non-IFRS ROIC (1)(9) | 19.8% | 19.5% | 17.9% |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | | | |
| Basic (in millions) | 155.8 | 178.4 | 183.4 |
| Diluted (in millions) (4) | 157.9 | 180.4 | 185.4 |
| Total shares outstanding at December 31 (in millions) | 143.5 | 174.6 | 181.0 |
| **NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION (1)(3)** | | | |
| IFRS net earnings | $ 66.9 | $ 108.2 | $ 118.0 |
| Add: income tax expense | 42.2 | 16.4 | 12.7 |
| Add: finance costs | 6.3 | 3.1 | 2.9 |
| Add: employee stock-based compensation expense | 37.6 | 28.4 | 29.2 |
| Add: amortization of intangible assets (excluding computer software) | 6.0 | 6.3 | 6.5 |
| Add: restructuring and other charges (recoveries) | 23.6 | (3.7) | 4.0 |
| Add: impairment charges | 12.2 | 40.8 | – |
| Non-IFRS operating earnings (adjusted EBIAT) (1)(3) | $ 194.8 | $ 199.5 | $ 173.3 |
| **NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1)(5)** | | | |
| IFRS net earnings | $ 66.9 | $ 108.2 | $ 118.0 |
| Add: employee stock-based compensation expense | 37.6 | 28.4 | 29.2 |
| Add: amortization of intangible assets (excluding computer software) | 6.0 | 6.3 | 6.5 |
| Add: restructuring and other charges (recoveries) | 23.6 | (3.7) | 4.0 |
| Add: impairment charges | 12.2 | 40.8 | – |
| Tax adjustment (10) | (1.3) | (0.5) | (3.2) |
| Non-IFRS adjusted net earnings (1)(5) | $ 145.0 | $ 179.5 | $ 154.5 |

4 CELESTICA

*               The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS) and non-IFRS measures.

1.          Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business. Our non-IFRS measures include adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days, net invested capital and return on invested capital (ROIC). Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

2.          Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation expense from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee stock-based compensation expense from IFRS SG&A.

3.          Management uses non-IFRS operating earnings (or adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as net earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), and gains or losses related to the repurchase of our securities. We have provided a reconciliation of adjusted EBIAT to IFRS net earnings in the table.

4.          For purposes of calculating diluted non-IFRS adjusted net earnings per share, the weighted average number of shares outstanding, in millions, was 185.4 for 2013, 180.4 for 2014, and 157.9 for 2015.

5.          Non-IFRS adjusted net earnings is defined as net earnings before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges net of recoveries (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), gains or losses related to the repurchase of our securities, and adjustment for taxes (explained in note 10 below). We have provided a reconciliation of adjusted net earnings to IFRS net earnings in the table.

6.          Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.

7.          Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined (using IFRS measures) as: cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property) , advances to (or repayments from) a solar supplier, and finance costs paid. Non-IFRS free cash flow also includes the cash deposit we received in the third quarter of 2015 upon execution of the agreement to sell our Toronto real property.

8.          Non-IFRS days sales outstanding (or days in accounts receivable) is calculated as average accounts receivable divided by average daily revenue. Non-IFRS inventory turns is calculated as cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Non-IFRS cash cycle days is calculated as the sum of days in accounts receivable and days in inventory minus days in accounts payable.

9.          Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Non-IFRS net invested capital is defined (using IFRS measures) as: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

10.    The adjustment for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

2 0 1 5 L E T T E R TO S H A R E H O L D E R S	5

Cautionary Note Regarding Forward-Looking Statements: This letter contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our intention to increase shareholder value and accelerate profitable growth; business opportunities; our investments in technology, capabilities and capacity intended to profitably grow revenue in existing and new markets, including the expectation of increased revenue from our operate-in-place agreement with Honeywell; our EMS capabilities; our commitment to our Smart Energy business; our intentions with respect to the deployment of our capital; our financial and operational goals and priorities including with respect to customer and product portfolios, increased investments, non-IFRS operating margins, non- IFRS free cash flow and non-IFRS return on invested capital, and the performance of our Diversified end-market businesses; our commitment to profitable revenue growth and diversification; growth opportunities in diversified markets; the long-term growth of the business; the intended expansion of value-added services to customers; our goal to be a highly valued and trusted partner to our customers globally; and other statements relating to our future strategies, plans, objectives and goals, as well as our future operational or financial results, cash flow performance and financial position. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek” or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws.

Forward-looking statements are predictive in nature, and are based on current expectations, forecasts or assumptions. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the electronics manufacturing services industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel and transitions associated with our new CEO; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results in our semiconductor and solar businesses; delays in the delivery and availability of components, services and materials, including from new suppliers which we are dependent upon for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following consummation of our term loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the sale and related leases with respect to our real property in Toronto may not be satisfied on a timely basis or at all, and if these transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. These and other material risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@celestica.com.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, and revenue growth and improved financial results in our semiconductor and solar businesses; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital following consummation of our term loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Note that this letter also refers to certain non-IFRS financial measures. A description of the definition and uses of these measures, as well as comparable IFRS measures (where one exists) can be found in the “Financial Highlights” table. Information about these non-IFRS measures, and reconciliations to comparable IFRS measures (where comparable IFRS measures exist), are included in the Company’s Annual Report on Form 20-F and quarterly press releases, which are available at www.celestica.com, and can also be found at www.sedar.com and www.sec.gov.